Filed by First Niagara Financial Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: NewAlliance Bancshares, Inc.
SEC Registration Statement No.: 001-32007
First Niagara Merger with NewAlliance Remains on Track
— Shareholder and regulatory filing processes on schedule —
—Regional leadership and workforce planning well underway —
BUFFALO, N.Y., October 18, 2010 —First Niagara Financial Group (Nasdaq: FNFG) provided an update today on its previously announced merger with NewAlliance Bancshares, Inc. (NYSE: NAL).
“We continue to proceed on schedule with the shareholder and regulatory filing processes, as well as our leadership and workforce planning, all of which have been the focus of our efforts for the last 60 days since announcing the deal in August,” President and Chief Executive Officer John R. Koelmel said. “The employee and in-market response has been tremendous and we’re more excited than ever about the opportunity to provide customers and the region with the benefits of the success First Niagara and NewAlliance can achieve together in New England.”
On September 27, First Niagara filed a registration statement on Form S-4 with the Securities and Exchange Commission, as part of the customary shareholder approval process. Special meetings of each of the companies’ shareholders are expected to be held in December 2010 or January 2011.
By the end of this month, merger applications will be submitted to federal banking regulators at the Federal Reserve and Office of the Comptroller of the Currency, and the banks will also submit their state application to the Connecticut Department of Banking seeking a standard “notice of intention not to disapprove the merger.” The transaction is targeted to be completed in April 2011.
Today, NewAlliance Chairman, President and CEO Peyton R. Patterson announced her decision to pursue other interests after completion of the merger. She will continue to lead NewAlliance through the integration and transition process, up until the close of the transaction.

In the coming months, the banks expect to finalize and announce plans for the First Niagara New England regional leadership positions that will be based in New Haven, including potential post-merger roles for other NewAlliance executives. As previously disclosed, a total of three NewAlliance directors will also join the post-merger First Niagara board at transaction closing.
In-market leadership will be based in what is now the NewAlliance Bank Building on Church Street in New Haven, which will become the New England Regional Market Center for First Niagara. Leaders in New Haven and across Connecticut and Massachusetts will continue to make local decisions on credit and banking operations, as well as philanthropy and corporate citizenship.
First Niagara re-affirmed its plan is to maintain all NewAlliance customer-facing positions, as all 88 NewAlliance branches are expected to be rebranded as First Niagara locations after transaction closing.
“We are beginning to pursue opportunities to reposition the workforce to be more heavily focused on retail and commercial banking services, in order to drive growth of the business in New England,” Koelmel said. “At the same time, since we announced our plans to merge, we have been candid with employees about the likelihood of some short-term back-office job losses after completion of the merger next year.”
First Niagara also reiterated its commitment to at least maintain, if not increase, the significant level of philanthropic and corporate citizenship activity that NewAlliance has devoted to the communities it serves.
“NewAlliance has earned a positive reputation as a strong corporate citizen through its philanthropic investments and community outreach,” said Koelmel. “First Niagara strongly believes that active corporate citizenship is one of the key cornerstones of success, and we have been working diligently to build relationships with worthy non-for-profits and charitable organizations in NewAlliance’s markets.
“In addition to meeting with non-profit, education, community and cultural leaders in those markets, I’ve been fortunate to have the opportunity to meet with NewAlliance employees, business executives and government officials across Connecticut and Massachusetts. I’m gratified by the positive feedback we’ve received. It only boosts our level of enthusiasm for the opportunity to serve this marketplace.”

About First Niagara Financial Group
First Niagara Financial Group, Inc., through its wholly owned subsidiary, First Niagara Bank, N.A., has $21 billion in assets, 255 branches and $14 billion in deposits. First Niagara Bank is a multi-state community-oriented bank with about 3,800 employees providing financial services to individuals, families and businesses. Upon completion of its pending merger with NewAlliance Bancorp, Inc. — subject to customary closing conditions including approvals from regulators and shareholders — First Niagara will have more than $29 billion in assets, $18 billion in deposits and 340 branches across Upstate New York, Pennsylvania, Connecticut and Massachusetts. For more information, visit www.fnfg.com.
Additional Information for Stockholders
In connection with the proposed merger, First Niagara Financial Group, Inc. (“First Niagara”) has filed with the SEC a Registration Statement on Form S-4 that includes a Proxy Statement of NewAlliance Bancshares, Inc. (“NewAlliance”) and a Proxy Statement/Prospectus of First Niagara, as well as other relevant documents concerning the proposed transaction. A definitive Proxy Statement/Prospectus will be mailed to stockholders of NewAlliance and a definitive Proxy Statement will be mailed to stockholders of First Niagara after the Registration Statement is declared effective. The Registration Statement has not yet become effective. Stockholders are urged to read the Registration Statement and the definitive Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You may obtain a free copy of the definitive Proxy Statement/Prospectus, as well as other filings containing information about First Niagara and NewAlliance at the SEC’s Internet site (http://www.sec.gov). You may also obtain these documents, free of charge, from First Niagara at www.fnfg.com under the tab “Investor Relations” and then under the heading “Documents” or from NewAlliance by accessing NewAlliance’s website at www.newalliancebank.com under the tab “Investors” and then under the heading “SEC Filings.”
First Niagara and NewAlliance and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of NewAlliance in connection with the proposed merger. Information about the directors and executive officers of First Niagara is set forth in the proxy statement for First Niagara’s 2010 annual meeting of stockholders, as filed with the SEC on a Schedule 14A on March 19, 2010. Information about the directors and executive officers of NewAlliance is set forth in the proxy statement for NewAlliance’s 2010 annual meeting of stockholders, as filed with the SEC on a Schedule 14A on March 11, 2010. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger. You may obtain free copies of this document as described in the preceding paragraph.

Forward-Looking Statements
Certain statements contained in this release that are not statements of historical fact constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the “Act”), notwithstanding that such statements are not specifically identified as such. In addition, certain statements may be contained in our future filings with the Securities and Exchange Commission, in press releases, and in oral and written statements made by us or with our approval that are not statements of historical fact and constitute forward-looking statements within the meaning of the Act. Examples of forward-looking statements include, but are not limited to: (i) projections of revenues, expenses, income or loss, earnings or loss per share, the payment or nonpayment of dividends, capital structure and other financial items; (ii) statements of our plans, objectives and expectations or those of our management or Board of Directors, including those relating to products or services; (iii) statements of future economic performance; and (iv) statements of assumptions underlying such statements. Words such as “believes,” “anticipates,” “expects,” “intends,” “targeted,” “continue,” “remain,” “will,” “should,” “may” and other similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.
Forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from those in such statements. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to: local, regional, national and international economic conditions and the impact they may have on us and our customers and our assessment of that impact, changes in the level of non-performing assets and charge-offs; changes in estimates of future reserve requirements based upon the periodic review thereof under relevant regulatory and accounting requirements; the effects of and changes in trade and monetary and fiscal policies and laws, including the interest rate policies of the Federal Reserve Board; inflation, interest rate, securities market and monetary fluctuations; political instability; acts of war or terrorism; the timely development and acceptance of new products and services and perceived overall value of these products and services by users; changes in consumer spending, borrowings and savings habits; changes in the financial performance and/or condition of our borrowers; technological changes; acquisitions and integration of acquired businesses; the ability to increase market share and control expenses; changes in the competitive environment among financial holding companies and other financial service providers; the quality and composition of our loan or investment portfolio; the effect of changes in laws and regulations (including laws and regulations concerning taxes, banking, securities and insurance) with which we and our subsidiaries must comply; the effect of changes in accounting policies and practices, as may be adopted by the regulatory agencies, as well as the Public Company Accounting Oversight Board, the Financial Accounting Standards Board and other accounting standard setters; changes in our organization, compensation and benefit plans; the costs and effects of legal and regulatory developments, including the resolution of legal proceedings or regulatory or other governmental inquiries and the results of regulatory examinations or reviews; greater than expected costs or difficulties related to the opening of new branch offices or the integration of new products and lines of business, or both; and/or our success at managing the risk involved in the foregoing items.

Forward-looking statements speak only as of the date on which such statements are made. We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events.

First Niagara Contact
Leslie G. Garrity	Public Relations and Corporate Communications Manager
(716) 819-5921
leslie.garrity@fnfg.com